# SCMP GROUP

82-3327

NEWSPAPER RETAIL

Direct Line 2680 8805 Direct Fax 2680 8860

BY REGISTERED POST



03022143

16 May 2003

Exemption No. 33-51010



The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Dear Sirs,

**SCMP Group Limited (Exemption No. 33-51010)**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Profit Warning

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary



Enclosure

VL/vc

dlw 6/3

CoSec\Correspondence\announcement distribution – profit warning

South China Morning Post

16 May 2003

Business B3

# SCMP Group Limited

## SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

## PROFIT WARNING

**The Directors of SCMP Group Limited ("SCMP" or the "Company") announce that its results for the first half year ending 30 June 2003 may be materially adversely affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS virus") in Hong Kong.**

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The Directors of SCMP announce that the outbreak of the SARS virus in Hong Kong has materially adversely affected the operations of several of the businesses of SCMP and its subsidiaries (the "Group").

Subscription sales of the Group's newspapers, the *South China Morning Post* and the *Sunday Morning Post*, to the hotel and airline sectors have been significantly affected as a result of much reduced occupancy rates at hotels and fall in demand for passenger air travel. Advertising revenue has seen significant reduction; for the period 1 April to 11 May 2003 (since the impact of SARS was felt to the latest practicable date), advertising revenue was down some 30% compared to the same period last year, as Display and Classified Post advertisers have cancelled and/or postponed their ad and recruitment campaigns as a result of the outbreak of SARS.

The Directors do not currently have a view as to how long the current weakness will continue, and therefore, it is not possible at present to quantify the potential impact on the Company's results for the first half of 2003. Management is taking active measures to minimize expenditure and control costs. The Group has a strong balance sheet with adequate funds and resources to meet both long and short term financial requirements.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company due to the uncertainties described.

By Order of the Board
**Vera Leung**
*Company Secretary*

Hong Kong, 15 May 2003

* *For identification purpose only*

Ming Pao Daily News

16 May 2003

A12

# SCMP Group Limited

## SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

*香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。*

## 盈利警告

**SCMP Group Limited（「SCMP」或「本公司」）董事會宣佈其截至二零零三年六月三十日止上半年的業績將可能因非典型肺炎在香港爆發而受到重大之負面影響。**

此公佈乃根據上市協議第2段之條文而發出。

SCMP董事會宣佈因非典型肺炎在香港爆發，SCMP及其附屬公司（「本集團」）旗下多項業務之營運遭受重大之負面影響。

由於酒店入住率及航空載客量大幅下跌，本集團報章，*《南華早報》*及*《星期日南華早報》*之酒店及航空公司訂購銷售量受顯著影響。廣告收入顯著減少；二零零三年四月一日至五月十一日期間（自感受到非典型肺炎之影響至最後實際可行日期），由於商業及分類廣告客戶因非典型肺炎爆發取消及／或延遲刊登廣告及招聘活動，令廣告收入與去年同期比較下跌約30%。

董事會現時尚未可預計疲弱的現況將會持續多久，故此，在現階段未能估計對本公司二零零三年上半年的業績可能造成影響的程度。管理層正竭力將開支減至最低並控制成本。本集團擁有強健的資產負債表、充裕的資金及資源以應付長期及短期的財務需求。

就上述之不明朗因素影響，本公司股東及投資者在買賣本公司的股票時應謹慎行事。

承董事會命
*公司秘書*
**梁慧寶**

香港，二零零三年五月十五日

* *僅供識別*